Semi-annual Report

March 31, 2000

MOSAIC

Tax-Free Trust

Mosaic Tax-Free Arizona Fund
Mosaic Tax-Free Maryland Fund
Mosaic Tax-Free Missouri Fund
Mosaic Tax-Free Virginia Fund
Mosaic Tax-Free National Fund
Mosaic Tax-Free Money Market

MOSAIC FUNDS

www.mosaicfunds.com

Contents

Letter to Shareholders



Michael J. Peters

The six-month period ended March 31, 2000 straddled the feared Y2K transition, saw the end of the one of the worst years for bonds since WWII, and entered the new year under the cloud of inflationary fears and Federal Reserve rate hikes. Overall, the six funds in Mosaic Tax-Free Trust proved to be a relatively safe haven during this dramatic period. The first half of the period was particularly difficult for the bond funds, as bonds of intermediate to long duration lost value in the wake of rate hikes. During the second half of the period, the bond funds had solid returns (2.53% to 2.94%) providing positive returns for the period. The 7-day yield of Tax-Free Money Market increased slightly from 2.77% at the beginning of the period to 2.82% at the end.

Economy in Review

The past six months saw considerable Fed action and even more concern about their future actions. The most visible sign of the Fed's action was the emergence of an inverted yield curve, a relatively unusual (but hardly unprecedented) situation in which short-term yields are temporarily higher than long-term yields.

Among the highlights of the period:

Y2K Transition Painless: Already it is difficult to recall the anxiety produced over the transition to Y2K and the fear of computer failures. In retrospect, Y2K had as little impact on your investment as it did on most computers.

The Fed Raises Rates: Alan Greenspan has been satisfied to increase rates at quarter point increments each of the last five announcements, for a total increase of 1.25% since last fall. Expectations are that the continued strength in the economy will inspire more increases later this year. These increases are translated to higher yield in your fund.

The Yield Curve Inverts: Historically, longer-term rates fall below shorter/intermediate term rates (hence, the inversion) when the Fed is increasing its overnight rate. The rationale is that "tight money" will ultimately slow the economy. Bond traders anticipate this well in advance and drive long bond rates lower (prices higher) long before the economy actually slows.

The inversion is thought to predict a softening economy. However, this time declining longer rates have been primarily caused by the Government's "promise" to redeem Treasury debt due to budget surpluses. On the other hand, non-government bond yield curves are not inverted at all. Rates for the vast majority of agencies and corporate bonds are higher now than at year-end.

So what is this telling us? The economy is stronger by all measures than when the Fed started to tighten nine months ago. The stock market is well ahead of where it was at the start of the tightening. Consumer confidence remains extremely high. Borrowing at all levels is accelerating. Housing is still very hot. In short, it appears that the increases in short-term interest rates have not been enough to attain the desired results.

Municipal Bond Market in Review

Investors in the municipal bond market were happy to put the year 1999 behind them, as the final quarter capped off a dismal year in which bonds in general were punished by steadily rising interest rates. For the calendar year of 1999, the Lehman Muni Bond Index showed a negative 2.06% return.

Despite the rate increases issuing from the Federal Reserve Board in the first quarter of 2000, municipal bonds followed Treasuries with a strong start for the year. For the first quarter, the Lehman Municipal Bond Index showed at total return of 2.92%. As was the case in the Treasury market, the long end of the municipal market was the best performing sector.

ARIZONA FUND

Arizona continues to enjoy a strong, well diversified service and tourism based economy. The State does not have a credit rating because it does not issue general obligation bonds. The Fund had a total return of 1.86% for the semi-annual period and the 30-day SEC yield was 4.63%. The duration of the portfolio was reduced to 6.77 years while the average credit quality remained at AA.

MISSOURI FUND

Missouri has a broad-based and diversified economy that is service-sector oriented. The State's general obligation bonds are rated AAA. The Fund had a total return of 1.58% for the semi-annual period and the 30-day SEC yield was 4.43%. The duration of the portfolio was reduced to 6.99 years while the average credit quality was maintained at AA.

MARYLAND FUND

Maryland's economy is diversified among services, light manufacturing, and the federal government. The State's general obligation bonds are rated AAA. The Fund had a total return of 1.37% for the semi-annual period and the 30-day SEC yield was 4.37%. The duration of the portfolio was reduced to 7.15 years while the average credit quality continues to be AA.

VIRGINIA FUND

The Commonwealth of Virginia maintains a AAA general obligation bond rating based on a well-diversified economy that emphasizes services and government. The Fund had a total return of 1.36% for the semi-annual period and the 30-day SEC yield was 4.61%. The duration of the portfolio was reduced to 7.04 years while the average credit quality was maintained at AA.

NATIONAL FUND

The National Fund had a total return of 2.17% for the semi-annual period and the 30-day SEC yield was 4.14%. The taxable equivalent yield for a taxpayer in the 36% tax bracket was 5.54%. The duration of the portfolio was reduced slightly to 7.55 years while the average credit quality was maintained at AA.

MONEY MARKET FUND

The fund continues to provide a high degree of liquidity and safety of principal. As of March 31, 2000, the fund's seven-day yield was 2.82% and the effective annual yield was 2.86%.

We appreciate your confidence in Mosaic Funds and reaffirm our commitment to provide you with competitive returns to meet your investment objectives.

Sincerely,

Michael J. Peters, CFA
Vice President

Arizona Fund • Portfolio of Investments (unaudited)

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		LONG TERM MUNICIPAL BONDS: 97.0% of net assets		
		EDUCATION: 10.7%		
A	nr	Arizona Educational Loan Marketing Corporation, Student Loan Revenue (AMT), 7%, 3/1/03	$400,000	$416,500
Aaa	AAA	University of Arizona, Arizona Board of Regents, (FGIC Insured) 5.8%, 6/1/24	275,000	276,719
		ELECTRIC: 5.4%		
Baa1	BBB+	Puerto Rico Electric Power Authority, Power Revenue, 5%, 7/1/28	400,000	350,000
		GENERAL OBLIGATION: 20.0%		
Aa3	AA	Maricopa County Unified High School District #210 (Phoenix), 5.375%, 7/1/13	400,000	414,000
Aaa	AAA	Mohave County Elementary School District #16 (Mohave Valley) (MBIA Insured), 5.375%, 7/1/13	300,000	301,125
Aaa	AAA	Scottsdale Preserve Authority Excise Tax Revenue (FGIC Insured), 5.625% 7/1/22	225,000	223,594
Baa1	A	Puerto Rico Commonwealth, 6.5%, 7/1/14	320,000	354,800
		HOSPITAL: 11.9%		
Aaa#	AAA	Arizona Health Facilities Authority, Hospital Revenue (Phoenix Baptist Hospital) (MBIA Insured) (Escrowed to Maturity), 6.25%, 9/1/11	200,000	210,000
A2	nr	Arizona Health Facilities Authority, Hospital Revenue (Phoenix Children's Hospital) 5.375%, 11/15/09	275,000	272,937
NA	A	Show LOW Industrial Development Authority, Hospital Revenue (Nacapache Regional Medical Center), 5.5%, 12/1/17	300,000	286,125
		HOUSING: 17.8%		
nr	AAA	Phoenix Industrial Development Authority, Mortgage Revenue (Chris Ridge) (FHA Insured), 6.75%, 11/1/12	500,000	518,750
NA	AA	Maricopa County Industrial Development Authority, Multifamily Housing Revenue, (Pines at Camelback Apartments), 5.45%, 5/1/28	200,000	187,500
Aaa	NA	Maricopa County Industrial Development Authority, Single Family Mortgage Revenue, 4.3%, 12/1/06	225,000	213,188
NA	AAA	PIMA County Industrial Development Authority, Multifamily Revenue (Jolla Tuscan Apartments), 5.2%, 4/1/19	250,000	232,500

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		INDUSTRIAL DEVELOPMENT: 9.1%		
nr	AAA	Mohave County Industrial Development Authority Industrial Development Revenue (Citizens Utilities), 7.05%, 8/1/20	$300,000	$308,439
Aa2	AAA+	Phoenix Civic Improvement Corp. Excise Tax, 5.25%, 7/1/24	300,000	281,250
		POLLUTION CONTROL: 3.9%		
Aaa	AAA	Navajo County Arizona Pollution Control Corporate, (MBIA-IBC Insured) 5.875%, 8/15/28	250,000	251,875
		TRANSPORTATION: 8.3%		
Aaa	AAA	Flagstaff, Street and Highway User Revenue, Junior Lien (FGIC Insured), 5.9%, 7/1/10	500,000	536,250
		WATER AND SEWER: 9.9%		
Aaa	AAA	Chandler, Water And Sewer Revenue (FGIC Insured), 6.75%, 7/1/06	250,000	259,063
Aaa	AAA	Peoria, Water And Sewer Revenue (FGIC Insured), 4%, 7/1/18	475,000	383,562
		TOTAL INVESTMENTS (cost $6,272,825)		$6,278,177
		CASH AND RECEIVABLES LESS LIABILITIES: 3.0% of net assets		$ 195,903
		NET ASSETS: 100%		$6,474,080

The Notes to Financial Statements are an integral part of these statements.

Maryland Fund • Portfolio of Investments (unaudited)

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		LONG TERM MUNICIPAL BONDS: 97.4% of net assets		
		EDUCATION: 23.4%		
Aaa	AAA	Maryland State Health & Higher Educational Facilities Authority Revenue (Loyola College) (MBIA Insured), 5.375%, 10/1/26	$100,000	$94,750
nr	BBB-	Maryland State Health & Higher Educational Facilities Authority Revenue(Green Acres), 5.3%, 7/1/28	100,000	85,625
Aaa	AAA	St. Mary's College, University Revenue (MBIA Insured), 5.55%, 9/1/23	100,000	97,375
Aaa	AAA	Prince Georges County, 5.375%, 3/15/16	100,000	99,125
Aa3	AA+	University of Maryland System Auxiliary Facility & Tuition Revenue, 5%, 4/1/17	55,000	51,219
Aa3	AA+	University of Maryland System Auxiliary Facility & Tuition Revenue, 4.5%, 10/1/18	45,000	38,644
		ELECTRIC: 5.2%		
Baa1	N/A	Puerto Rico Electric Power Authority, Power Revenue, 6%, 7/1/14	100,000	103,125
		GENERAL OBLIGATION: 10.2%		
Aa	AA+	Anne Arundel County, Solid Waste Projects (AMT), 5.5%, 9/1/16	100,000	98,750
Aaa	AAA	Baltimore, Public Improvements (AMBAC Insured), 6%, 10/15/04	100,000	105,125
		HOSPITAL: 11.7%		
Baa1	nr	Maryland State Health & Higher Educational Facilities Authority Revenue (Kennedy Krieger Issue), 5.125%, 7/1/22	75,000	57,656
Aaa	nr	Maryland State Health & Higher Educational Facilities Authority Revenue (Upper Chesapeake Hospitals-Series A) (FSA Insured), 5.125%, 1/1/38	100,000	88,500
Aaa	AAA	Maryland State Health & Higher Educational Facilities Authority Revenue, Johns Hopkins Medicine-Howard County General Hospital Acquisition, 5%, 7/1/33	100,000	87,125
		HOUSING: 5.1%		
Aa2	nr	Maryland State Community Development Administration (Single-Family Housing) (AMT), 6.2%, 4/1/17	100,000	101,500

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		LEASING: 5.1%		
nr	AA	Montgomery County Revenue Authority, Lease Revenue (Human Services Headquarters) 5.6%, 8/1/14	$100,000	$101,500
		POLLUTION CONTROL: 5.0%		
A2	A	Anne Arundel County, Pollution Control Revenue (Baltimore Gas and Electric Company), 6%, 4/1/24	100,000	100,500
		PUBLIC FACILITIES: 3.4%		
Aaa	AAA	Baltimore Convention Center Revenue (MBIA Insured), 5%, 9/1/19	75,000	68,437
		TRANSPORTATION: 11.0%		
Aa3	AA-	Baltimore, Port Facilities Revenue (Consolidated Coal Sales), 6.5%, 10/1/11	100,000	105,750
Aaa	AAA	Maryland State Transportation Authority Transportation Facilities Project Revenue (Escrowed to Maturity), 6.8%, 7/1/16	100,000	113,625
		STATE GENERAL OBLIGATION: 7.2%		
Aaa	AAA	Maryland State, 5%, 7/15/11	50,000	49,625
Baa1	A	Puerto Rico Commonwealth, 6.5%, 7/1/14	85,000	94,244
		MUNICIPAL OTHER: 10.1%		
Aa	AA-	Howard County, Special Facilities Revenue, 5.95%, 2/15/10	100,000	103,625
A2	nr	Northeast Waste Disposal Authority, Solid Waste Revenue Bond, 5.8%, 7/1/04	70,000	71,575
Aaa	AAA	Prince Georges County, Parking Authority Revenue Bond, Justice Center Parking Facility Project, 6.2% 5/1/02	25,000	25,750
		TOTAL INVESTMENTS (cost $1,982,680)		1,943,150
		CASH AND RECEIVABLES LESS LIABILITIES: 2.6% of net assets		52,764
		NET ASSETS: 100%		$1,995,914

The Notes to Financial Statements are an integral part of these statements.

Missouri Fund • Portfolio of Investments (unaudited)

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		LONG TERM MUNICIPAL BONDS: 97.7% of net assets		
		EDUCATION: 16.7%		
Aaa	AAA	St. Louis Board of Education, 5.5%, 4/1/10	$275,000	$284,281
Aaa	AAA	Missouri State Health and Educational Facilities Authority, Educational Facilities Revenue Bond, (AMBAC Insured) 5.125%, 10/1/16	300,000	282,750
nr	AA+	Normandy School District, General Obligation, 5.4%, 3/1/18	325,000	317,281
Aa1	AA+	Platte County, School District Park Hill, 5.5%, 3/1/14	300,000	306,000
		ELECTRIC: 6.0%		
Aaa	AAA	Sikeston, Electric Revenue (MBIA Insured), 6%, 6/1/14	400,000	427,000
		GENERAL OBLIGATION: 16.1%		
Aa2	nr	Jefferson City School District, 6.7%, 3/1/11	200,000	221,250
Aaa	AAA	Missouri State (Fourth State Building), 5.75%, 8/1/19	400,000	404,000
Baa1	A	Puerto Rico Commonwealth, Public Improvement, 6.5%, 7/1/14	480,000	532,200
		HOSPITAL: 13.9%		
Aaa	AAA	Missouri State Health and Educational Facilities Authority, Health Facilities Revenue (Heartland Health System) (AMBAC Insured), 6.35%, 11/15/17	500,000	515,000
nr	AAA	Missouri State Health and Educational Facilities Authority, Health Facilities Revenue (SSM Health Care) (MBIA Insured), 5%, 6/1/18	250,000	225,625
Aaa#	nr	Missouri State Health and Educational Facilities Authority, Health Facilities Revenue (SSM Health Care) (MBIA Insured) (Prerefunded 6/1/02 @ 102), 6.25%, 6/1/16	45,000	47,250
Aaa	nr	Missouri State Health and Educational Facilities Authority, Facilities Revenue (SSM Health Care), 6.25%, 6/1/16	205,000	209,869

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		HOUSING: 9.2%		
nr	AAA	Missouri State Housing Development Commission, Single-Family Mortgage Revenue (GNMA Collaterized) (FHA) (AMT), 7.75%, 6/1/22	$40,000	$ 40,877
nr	AAA	Missouri State Housing Development Commission, Single-Family Mortgage Revenue (GNMA Collaterized) (FHA) (AMT), 7.375%, 8/1/23	115,000	118,474
nr	AAA#	St. Louis County, Mortgage Revenue (Escrowed to Maturity) (AMT), 5.65%, 2/1/20	500,000	501,250
		LEASING AND OTHER FACILITIES: 32.8%		
Aaa	AAA	Kansas City Municipal Assistance Corp., Lease Revenue (Capital Improvements) (AMBAC Insured), 5.2%, 1/15/06	400,000	404,500
Aaa#	AAA	Kansas City Municipal Assistance Corp., Lease Revenue (H. Roe Bartle) (AMBAC Insured) (Prerefunded 4/15/01 @ 100), 6%, 4/15/20	350,000	355,562
A1	A+	Missouri State Regional Convention and Sports Complex Authority, 5.6%, 8/15/17	250,000	250,625
A1	A+	Missouri State Regional Convention and Sports Complex Authority, 5.5%, 8/15/13	250,000	252,500
A	BBB+	St Louis County Regional Convention and Sports Complex Authority, 5.5%, 8/15/13	300,000	302,250
Aaa	nr	St Louis Municipal Finance Corporation, Leasehold Revenue Bond, (AMBAC Insured), 5.75%, 2/15/17	300,000	304,500
Aaa	AAA	St Louis Parking Facilities Revenue (MBIA Insured), 5.375%, 12/15/21	500,000	481,875
		POLLUTION CONTROL REVENUE: 3.0%		
A1	AA-	St Louis Industrial Development Authority Pollution Control Revenue (Anheuser-Busch Co., Inc.), 6.65%, 5/1/16	200,000	218,500
		TOTAL INVESTMENTS (cost $ 6,925,892)		7,003,419
		CASH AND RECEIVABLES LESS LIABILITIES: 2.3% of net assets		164,164
		NET ASSETS: 100%		$7,167,583

The Notes to Financial Statements are an integral part of these statements.

Virginia Fund • Portfolio of Investments (unaudited)

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		LONG TERM MUNICIPAL BONDS: 98.0% of net assets		
		AIRPORT: 5.5%		
Aaa	AAA	Capital Regional Airport Commission, Airport Revenue (AMBAC Insured), 5.625%, 7/1/15	$500,000	$505,000
Aaa	AAA	Metropolitan Washington DC Airports, Airport Revenue (FGIC Insured) (AMT), 7%, 10/1/18	500,000	514,695
Aaa	AAA	Metropolitan Washington DC Airports, Airport Revenue (MBIA Insured) (AMT), 6.625%, 10/1/12	500,000	526,250
		EDUCATION: 9.2%		
A1	nr	Loudoun County Industrial Development Authority, University Facilities Revenue (George Washington University), 6.25%, 5/15/22	500,000	509,375
nr	A-	Lynchburg Industrial Development Authority, Educational Facilities Revenue (Randolph-Macon Women's College), 5.875%, 9/1/13	500,000	504,375
Aa2	AA	Virginia College Building Authority, Educational Facilities Revenue (Washington And Lee University), 5.75%, 1/1/14	20,000	20,300
Aa2	AA	Virginia State Public Schools Authority, Revenue, 6.2%, 8/1/13	500,000	527,500
Aa	AA	Virginia State Public Schools Authority, Special Obligation (York County), 5.9%, 7/15/13	500,000	517,500
A1	AA-	Virginia State Universities, University Revenue (Virginia Commonwealth University), 5.75%, 5/1/15	500,000	505,000
		ELECTRIC: 3.9%		
Baa1	BBB+	Puerto Rico Electric Power Authority, Power Revenue, 5%, 7/1/28	1,250,000	1,093,750
		GENERAL OBLIGATION: 13.2%		
A2	A	Henry County, 6%, 7/15/14	500,000	520,000
Aaa	AAA	Leesburg, (AMBAC Insured), 5.6%, 6/1/15	500,000	524,375
Aaa	AAA	Norfolk, (MBIA Insured), 5.75%, 6/1/13	500,000	511,875
Baa	A	Puerto Rico Commonwealth, 6.5%, 7/1/14	1,115,000	1,236,256
Aaa	AAA	Fairfax County Public Improvement, 4.5%, 6/1/13	1,000,000	911,250

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		HOSPITAL: 13.8%		
Aaa	AAA	Danville Industrial Development Authority, Hospital Revenue (Danville Regional Medical Center) (FGIC Insured) (Prerefunded 10/1/04 @ 101), 6.375%, 10/1/14	$500,000	$535,000
Aaa	AAA	Danville Industrial Development Authority, Hospital Revenue (Danville Regional Medical Center) (AMBAC Insured) 5%,10/1/10	250,000	247,500
Aaa	AAA	Hanover County Industrial Development Authority, Revenue Bon Secours Health System (MBIA Insured), 6%, 8/15/10	640,000	679,200
A1	A+	Lynchburg Industrial Development Authority, Healthcare Facilities Revenue (Centra Health), 5.2%, 1/1/28	1,000,000	867,500
Aa2	AA+	Norfolk Industrial Development Authority, Hospital Revenue (Sentara Hospital), 6.5%, 11/1/13	1,000,000	1,052,500
Aaa	AAA	Roanoke Industrial Development Authority, Hospital Revenue (Roanoke Memorial Hospitals) (MBIA Insured), 6.125%, 7/1/17	500,000	528,125
		HOTEL: 3.6%		
A3	A-	Greater Richmond Convention Center Authority, Hotel Tax Revenue Bond, 5.5%, 6/15/10	1,000,000	1,021,250
		HOUSING: 6.8%		
nr	AAA	Fairfax County Redevelopment & Housing Authority, Multi-Family Housing Revenue (Castel Lani Project) (FHA Insured), 5.5%, 4/1/28	625,000	585,938
Aa1	AA+	Virginia State Housing Development Authority Commonwealth Mortgage, 5.8% 7/1/05	1,310,000	1,346,025
		INDUSTRIAL DEVELOPMENT: 12.2%		
Baa2	nr	Amherst Industrial Development Authority Revenue (Georgia Pacific Corp.) (AMT), 5.25%, 2/1/11	500,000	461,875
Aaa	NA	Fairfax County Economic Development Authority (National Wildlife Assoc.), 5.25%, 9/1/19	1,000,000	957,500
Baa2	nr	Greensville County, Industrial Development Authority Revenue, (Georgia Pacific Corp.) 5.3%, 8/1/14	500,000	455,625
Baa3	BBB	Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal), 7.375%, 6/1/20	1,000,000	1,036,250
A1	A	Puerto Rico Industrial Pollution Control Facilities Financing Authority Revenue (Pepsico. Inc.), 6.25%, 11/15/13	500,000	525,625

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		LEASING AND OTHER FACILITIES: 1.7%		
Aa	AA	Fairfax County Economic Development Authority, Lease Revenue, 5.5%, 5/15/18	$500,000	$494,375
		TRANSPORTATION: 15.7%		
Aaa	AAA	Northern Virginia Transportation District Commuter Rail Revenue, (Virginia Railway Express Project, 5.375%, 7/1/14	1,000,000	1,002,500
Aa1	AA	Virginia Commonwealth Transportation Board, Transportation Revenue Bond, 5.7%, 5/15/19	1,000,000	1,000,000
Aaa	AAA	Virginia Port Authority Port Facility Revenue (MBIA Insured), 6%, 7/1/05	685,000	716,681
Aaa	AAA	Chesapeake Bay Bridge and Tunnel (MBIA Insured), 5%, 7/1/22	1,000,000	910,000
Baa3	BBB-	Pocahontas Parkway AS, Rt 895, Connector Toll Road Revenue, 5.5%, 8/15/28	1,000,000	818,750
		WATER & WASTE: 9.7%		
Aaa	AAA	Augusta County Service Authority, Water and Sewer Revenue (MBIA Insured), 5%, 11/1/24	1,500,000	1,355,625
Aaa	AAA	Loudoun County Sanitation Authority, Water and Sewer Revenue (FGIC Insured), 6.25%, 1/1/16	500,000	516,875
Aaa	AAA	Upper Occoquan Sewer Authority, Sewer Revenue (MBIA Insured), 4.75%, 7/1/29	1,000,000	860,000
		MUNICIPAL OTHER: 2.7%		
nr	BBB	Fairfax County Park Authority, Park Facilities Revenue, 6.625%, 7/15/14	500,000	520,000
Aaa	AAA	Riverside Regional Jail Authority, Jail Facilities Revenue (MBIA Insured), 5.3%, 7/1/02	250,000	253,438
		TOTAL INVESTMENTS (cost $28,074,074)		27,675,658
		CASH AND RECEIVABLES LESS LIABILITIES: 2.0% of net assets		577,066
		NET ASSETS: 100%		$28,252,724

The Notes to Financial Statements are an integral part of these statements.

National Fund • Portfolio of Investments (unaudited)

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		LONG TERM MUNICIPAL BONDS: 98.4% of net assets		
		ILLINOIS: 10.1%		
Aaa	nr	Grundy County School District #054, General Obligation, (AMBAC Insured), 8.35%, 12/1/07	$720,000	$866,700
Aaa	AAA	Regional Illinois Transportation Authority, Transit Revenue (AMBAC Insured), 7.2%, 11/1/20	300,000	357,000
Aaa	AAA	University of Illinois Certificates, Utility Infrastructure Projects (MBIA Insured), 5.75%, 8/15/09	1,000,000	1,047,500
		INDIANA: 2.5%		
Aaa	AAA	Indiana BD BK Comm, 5.75%, 8/1/13	550,000	573,375
		KANSAS: 9.5%		
Aa3	AA-	Manhattan Kansas Coml Dev Rev, 11%, 7/1/16	1,000,000	1,600,000
Aa	AA	Kansas State Department of Transportation, Hwy Revenue, 6.125%, 9/1/09	500,000	541,250
		MASSACHUSETTS: 10.0%		
Aa3	AA-	Massachusetts Bay Transportation Authority, Transit Revenue, 7%, 3/1/14	1,000,000	1,147,500
Aa3	A+	University Oof Massachusetts Building Authority Revenue, 6.625%, 5/1/08	1,000,000	1,102,500
		MICHIGAN: 8.7%		
A1	nr	Michigan State Hospital Finance Authority, Hospital Revenue Bond, 5.25%, 6/1/07	950,000	941,687
A2	A	Michigan State Strategic Fund, Pollution Control Revenue Bond, 6.2%, 9/1/20	1,000,000	1,031,250
		MINNESOTA: 5.8%		
Aa2	AA+	Minnesota State Housing Finance Agency, Housing Revenue (Single-Family Mortgage) (AMT), 6.25%, 7/1/26	415,000	418,631
Aaa	AAA	Metropolitan Council St. Paul Metropolitan Area, 5.625%, 2/1/17	875,000	879,375

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		MISSISSIPPI: 6.6%		
Aaa	AAA	Harrison County Wastewater Management District, Sewer Revenue, (Wastewater Treatment Facilities) (FGIC Insured), 7.75%, 2/1/14	$500,000	$612,500
Aaa	AAA	Harrison County Mississippi Wastewater Management District, Sewer Revenue, (Wastewater Treatment Facilities) (FGIC Insured), 8.5%, 2/1/13	500,000	650,000
nr	AAA	South Panola Mississippi School District (AMBAC Insured), 6.5%, 5/1/04	205,000	217,556
		NORTH DAKOTA: 2.2%		
Baa1	nr	Grand Forks Health Care Systems Revenue Bond, 7.125%, 8/15/24	500,000	503,125
		PENNSYLVANIA: 5.1%		
Aaa	AAA	Lehigh County, PA General Obligation (Lehigh Valley Hospital) (MBIA Insured), 7%, 7/1/16	1,000,000	1,143,750
		PUERTO RICO: 4.9%		
Baa1	A	Puerto Rico Commonwealth, Public Improvement, 6.5%, 7/1/14	1,000,000	1,108,750
		SOUTH CAROLINA: 0.7%		
Aaa#	AAA	Piedmont Municipal Power Agency Electrical Revenue (FGIC Insured) (Escrowed to Maturity), 6.5%, 1/1/16	145,000	162,400
		TEXAS: 16.7%		
Aa2	AA	Harris County, Texas General Obligation, 6.5%, 8/15/15	500,000	521,875
Aaa#	AAA	Texas Public Building Authority, Building Revenue (MBIA Insured) (Escrowed to Maturity), .125%, 8/1/11	1,000,000	1,141,250
Aaa	AAA	United Independent School District, Texas General Obligation (PSF Guarantee), 7%, 8/15/05	1,000,000	1,100,000
Aa2	AA	Dallas Waterworks and Sewer System, 5.35%, 4/1/14	1,000,000	993,750

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		VIRGINIA: 6.9%		
Aaa	nr	Dinwiddie County, VA Industrial Development Authority, Lease Revenue County Courthouse Completion Project-Series C (MBIA Insured), 5%, 2/1/17	300,000	279,750
Aaa	nr	Dinwiddie County, VA Industrial Development Authority, Lease Revenue County School Completion Project- Series A (MBIA Insured), 5%, 2/1/19	365,000	334,432
Aaa	AAA	Hanover County Industrial Development Authority Hospital (Bon Secours Health Systems) (MBIA Insured), 6%, 8/15/10	500,000	530,625
Aa	AA+	Virginia State Housing Development Authority, Multifamily Housing Revenue, 6.65%, 11/1/13	400,000	420,000
		WASHINGTON: 6.5%		
Aa1	AA+	Washington State Health Care Facilities Authority, 5.375%, 12/1/19	1,000,000	943,750
NA	NA	Port Seattle Washington, Revenue, 7.6%, 12/1/09	155,000	161,324
NA	NA	Port Seattle Washington, Revenue, 7.6%, 12/1/09	345,000	357,886
		WISCONSIN: 2.2%		
Aaa	nr	Madison Metropolitan School District, 5.5%, 4/1/14	495,000	505,519
		TOTAL INVESTMENTS (cost $ 21,927,427)		22,195,010
		CASH AND RECEIVABLES LESS LIABILITIES: 1.6% of net assets		357,870
		NET ASSETS: 100%		$22,552,880

The Notes to Financial Statements are an integral part of these statements.

Money Market • Portfolio of Investments (unaudited)

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		SHORT TERM MUNICIPAL SECURITIES: 98.3% of net assets		
		FLORIDA: 6.7%		
Aa3	nr	Eustis Florida Health Facilities Authority Revenue, Waterman Medical Center, 3.9%, 12/1/15^	$290,000	$290,000
AAA#	AAA	Orlando & Orange County Expressway Authority Revenue, (FGIC Insured), 6.75%, 7/1/19	130,000	133,399
		GEORGIA: 11.3%		
nr	A1	Burke County, GA, 3.95%, 7/1/24^	300,000	300,000
nr	AA+	Georgia State General Obligation, 4.375%, 7/1/00	115,000	115,089
nr	AAA/ A1+	Fulton County Georgia Residential Care Facilities (LOC-Rabobank Nederland), 4.0%, 1/1/18	300,000	300,000
		ILLINOIS: 3.2%		
nr	A1+	Illinois Development Financial Authority Industrial Development Revenue (Field Container Corp.) (LOC- American National Bank & Trust), 4.0%, 6/1/03^	200,000	200,000
		KENTUCKY: 4.7%		
P1	nr	Ashland Pollution Control Revenue (Ashland Oil Inc) (LOC- Suntrust Bank Nashville), 3.8%, 4/1/09^	300,000	300,000
		LOUISIANA: 7.9%		
VMIG1	A1	Louisiana Public Authority Hospital Revenue (Willis Knighton Medical Project) (AMBAC Insured) (SPA - Credit Local De France), 4.0%, 9/1/23^	200,000	200,000
NA	A1	New Orleans Aviation, 4.0%, 8/1/16^	300,000	300,000
		MASSACHUSETTS: 10.3%		
MIG1	nr	Athol & Royalston Massachusetts Regional School District, 4.5%, 1/19/01	200,000	200,450
AAA#	AAA	Massachusetts Bay Transition Authority, 7%, 3/1/11	150,000	156,616
MIG1	nr	Quincy Mass, General Obilgation, 3.6%, 6/15/00	300,000	299,538
		MINNESOTA: 4.7%		
Aaa	nr	Minneapolis & St. Paul Minnesota Housing & Redevelopment Authority Health Care System, 4.05%, 8/15/25^	300,000	300,000

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		MISSOURI: 6.3%		
VMIG1	nr	Columbia, Special Obligation (LOC - Toronto Dominion Bank), 3.9%, 6/1/08^	$300,000	$300,000
A1	NA	Kansas City, Missouri Industrial, 4.1%, 10/15/15^	100,000	100,000
		NEBRASKA: 4.7%		
VMIG1	nr	Nebhelp, Inc. Revenue, Multiple Mode Student Loans (MBIA Insured), 3.9%, 12/1/15^	300,000	300,000
		NEW YORK: 1.6%		
Aaa#	AAA	New York, NY - General Obligation, 3.9%, 8/1/22^	100,000	100,000
		NORTH CAROLINA: 9.5%		
VMIG1	A1+	Greensboro, General Obligation (SPA - Wachovia Bank of NC), 3.85%, 4/1/07^	300,000	300,000
VMIG1	A1+	North Carolina Medical Care Commission, Hospital Revenue (Pooled Equipment Project) (MBIA Insured) (SPA - Kreditbank Nv), 3.85%, 12/1/25^	300,000	300,000
		OHIO: 2.8%		
Aaa	AAA	Pickerington Ohio Local School District (AMBAC Insured), 4.2%, 12/01/13	175,000	181,702
		TENNESSEE: 4.3%		
VMIG1	A1+	Metropolitan Nashville Airport Authority Revenue (FGIC Insured) (LOC - Societe Generale), 3.9%, 7/1/19 ^	275,000	275,000
		TEXAS: 9.4%		
Aaa	nr	Arlington Texas Independent School District (PSF - GTD Insured), 5.7%, 2/15/01	100,000	101,250
VMIG1	A1+	Port Development Corporation, Marine Terminal Revenue (Stolt Terminal) (LOC - Canadian Imperial Bank), 3.85%, 1/15/14^	300,000	300,000
Aaa	AAA	Taylor Texas, General Obligation (AMBAC Insured), 7%, 8/1/00	195,000	196,797
		UTAH: 1.6%		
Aaa	AAA	Utah State, General Obligation, 4.7%, 7/1/00	100,000	100,141

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		WASHINGTON: 9.3%		
VMIG1	nr	Washington State Housing Finance Commission, Housing Revenue (Panorama City Project) (LOC - Key Bank of Washington), 4.1%, 1/1/27^	$100,000	$100,000
nr	A1+	Washington State Housing Finance Commission, Multi-Family Mortgage Revenue (LOC - Key Bank of Washington), 3.75%, 7/1/20^	300,000	300,000
Aa3	nr	Washington State Housing Finance Commision, Non-Profit Housing Revenue, 4.1%, 8/1/19^	190,000	190,000
		TOTAL INVESTMENTS (cost $ 6,237,988)		6,239,982
		CASH AND RECEIVABLES LESS LIABILITIES: 1.7% of net assets		104,914
		NET ASSETS: 100%		$6,344,896

NOTES TO PORTFOLIO OF INVESTMENTS:

^	Security has a variable coupon rate and is subject to a demand feature before final maturity. Coupon rate as of March 31, 2000.
#	Refunded or escrowed to maturity
AMBAC	American Municipal Bond Assurance Corporation
AMT	Subject to Alternative Minimum Tax
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FSA	Federal Security Assistance
GNMA	Government National Mortgage Association
LOC	Letter of Credit
MBIA	Municipal Bond Investors Assurance Corporation
Moody's	Moody's Investors Service, Inc.
nr	Not rated
PSF	Permanent School Fund
S&P	Standard & Poor's Corporation
*	Credit Ratings are unaudited

The Notes to Financial Statements are an integral part of these statements.

Statements of Assets and Liabilities (unaudited)

	Arizona Fund	Maryland Fund	Missouri Fund	Virginia Fund	National Fund	Money Market
ASSETS						
Investments, at value (Note 1)						
Investment securities. . . .	$6,278,177	$1,943,150	$7,003,419	$27,675,658	$22,195,010	$ --
Short term securities . . .	--	--	300,000	900,000	--	6,239,982
Total investments	6,278,177	1,943,150	7,003,419	27,675,658	22,195,010	6,239,982
Cash	111,698	21,011	65,854	150,889	10,088	94,701
Investment securities sold--	--	--	--	--	532,096	--
Interest	94,621	32,441	105,624	468,084	319,264	39,437
Capital shares sold	--	5,800	--	196	500	26
Total assets	6,484,496	1,996,848	7,174,897	28,298,412	23,057,508	6,374,961
LIABILITIES						
Payables						
Investment securities purchased	--	--	--	--	495,146	--
Dividends	7,165	934	5,643	17,596	9,482	65
Capital shares redeemed	3,251	--	1,671	28,092	--	30,000
Total liabilities	10,416	934	7,314	45,688	504,628	30,065
NET ASSETS (Note 5)	$6,474,080	$1,995,914	$7,167,583	$28,252,724	$22,552,880	$6,344,896
CAPITAL SHARES OUTSTANDING	648,863	210,035	713,136	2,563,475	2,186,740	6,346,319
NET ASSET VALUE PER SHARE	$ 9.98	$ 9.50	$ 10.05	$ 11.02	$ 10.31	$ 1.00

The Notes to Financial Statements are an integral part of these statements.

Statements of Operations

For the six-months ended March 31, 2000

	Arizona Fund	Maryland Fund	Missouri Fund	Virginia Fund	National Fund	Money Market
INVESTMENT INCOME (Note 1)						
Interest income	$ 196,191	$ 55,215	$ 203,294	$ 815,728	$ 586,861	$ 112,209
EXPENSES (Notes 2 and 3)						
Investment advisory fee. . .	21,350	6,352	22,918	90,859	71,260	16,054
Transfer agent and administrative expenses .	16,739	5,184	17,235	56,696	50,167	11,519
Expenses waived	--	--	--	--	--	(3,171)
Total net expenses	38,089	11,536	40,153	147,555	121,427	24,402
NET INVESTMENT INCOME	$ 158,102	$ 43,679	$ 163,141	$ 668,173	$ 465,434	$ 87,807
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS						
Net realized loss on investments.	(55,938)	(162)	(124,820)	(115,666)	(67,835)	(3,351)
Change in net unrealized appreciation (depreciation) of investments	9,945	(17,002)	72,744	(198,100)	97,523	4,226
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	$ (45,993)	$ (17,164)	$ (52,076)	$ (313,766)	$ 29,688	$ 875
TOTAL INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 112,109	$ 26,515	$ 111,065	$ 354,407	$ 495,122	$ 88,682

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets (unaudited)

	Arizona Fund		Maryland Fund		Missouri Fund	
	Six Months Ended Mar. 31, 2000	Year Ended Sept. 30, 1999	Six Months Ended Mar. 31, 2000	Year Ended Sept. 30, 1999	Six Months Ended Mar. 31, 2000	Year Ended Sept. 30, 1999
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS						
Net investment income...	$ 158,102	$ 340,343	$ 43,679	$ 88,075	$ 163,141	$ 483,558
Net realized loss on investments	(55,938)	12,653	(162)	1,862	(124,820)	(88,347)
Net unrealized appreciation (depreciation) of investments	9,945	(550,257)	(17,002)	(146,915)	72,744	(746,293)
Total increase (decrease) in net assets resulting from operations	112,109	(197,261)	26,515	(56,978)	111,065	(351,082)
DISTRIBUTIONS TO SHAREHOLDERS						
Net investment income...	(158,102)	(340,343)	(43,679)	(88,075)	(163,141)	(483,558)
CAPITAL SHARE TRANSACTIONS (Note 7)	(655,399)	(912,088)	(32,097)	77,232	(466,281)	(3,481,651)
TOTAL DECREASE IN NET ASSETS	(701,392)	(1,449,692)	(49,261)	(67,821)	(518,357)	(4,316,291)
NET ASSETS						
Beginning of period	7,175,472	8,625,164	2,045,175	2,112,996	7,685,940	12,002,231
End of period...........	$6,474,080	$7,175,472	$1,995,914	$2,045,175	$7,167,583	$7,685,940

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets (concluded)

	Virginia Fund		National Fund		Money Market	
	Six Months Ended Mar. 31, 2000	Year Ended Sept. 30, 1999	Six Months Ended Mar. 31, 2000	Year Ended Sept. 30, 1999	Six Months Ended Mar. 31, 2000	Year Ended Sept. 30, 1999
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS						
Net investment income . . .	$ 668,173	$ 1,357,120	$ 465,434	$ 955,450	$ 87,807	$ 165,848
Net realized gain (loss) on investments	(115,666)	210,914	(67,835)	213,644	(3,351)	(9)
Net unrealized appreciation (depreciation) of investments	(198,100)	(2,429,697)	97,523	(1,817,595)	4,226	(5,599)
Total increase (decrease) in net assets resulting from operations	354,407	(861,663)	495,122	(648,501)	88,682	160,240
DISTRIBUTIONS TO SHAREHOLDERS						
Net investment income . . .	(668,173)	(1,357,120)	(465,434)	(955,450)	(87,807)	(165,848)
CAPITAL SHARE TRANSACTIONS (Note 7).	(1,662,756)	(164,094)	(315,115)	(1,164,490)	(474,209)	(446,131)
TOTAL DECREASE IN NET ASSETS	(1,976,522)	(2,382,877)	(285,427)	(2,768,441)	(473,334)	(451,739)
NET ASSETS						
Beginning of period	30,229,246	32,612,123	22,838,307	25,606,748	6,818,230	7,269,969
End of period.	$28,252,724	$30,229,246	$22,552,880	$22,838,307	$6,344,896	$6,818,230

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights (unaudited)

Selected data for a share outstanding for the periods indicated.

ARIZONA FUND

	Six Months Ended March 31,	Year Ended September 30,			
	2000	**1999**	**1998**	**1997**	**1996**
Net asset value beginning of year	$10.03	$10.74	$10.45	$10.15	$10.11
Investment operations:					
Net investment income	0.23	0.44	0.45	0.47	0.44
Net realized and unrealized gain (loss) on investments	(0.05)	(0.71)	0.29	0.30	0.04
Total from investment operations	0.18	(0.27)	0.74	0.77	0.48
Less distributions:					
From net investment income	(0.23)	(0.44)	(0.45)	(0.47)	(0.44)
Total distributions	(0.23)	(0.44)	(0.45)	(0.47)	(0.44)
Net asset value, end of year	$9.98	$10.03	$10.74	$10.45	$10.15
Total return (%)	3.72[5]	(2.57)	7.21	7.67	4.85
Ratios and supplemental data					
Net assets, end of year (in thousands)	$6,474	$7,175	$8,625	$8,746	$9,066
Ratio of expenses to average net assets[1] (%)	1.12[5]	1.12	1.11	1.11	1.35
Ratio of net investment income to average net assets (%)	4.68[5]	4.23	4.22	4.54	4.35
Portfolio turnover (%)	12	37	26	32	9

The Notes to Financial Statements are an integral part of these statements.

Selected data for a share outstanding for the periods indicated.

MARYLAND FUND

	Six Months Ended March 31,	Year Ended September 30,			
	2000	**1999**	**1998**	**1997**	**1996**
Net asset value beginning of year	$9.58	$10.24	$10.00	$9.71	$9.74
Investment operations:					
Net investment income	0.20	0.40	0.41	0.42	0.41
Net realized and unrealized gain (loss) on investments	(0.08)	(0.66)	0.24	0.29	(0.03)
Total from investment operations	0.12	(0.26)	0.65	0.71	0.38
Less distributions:					
From net investment income	(0.20)	(0.40)	(0.41)	(0.42)	(0.41)
Total distributions	(0.20)	(0.40)	(0.41)	(0.42)	(0.41)
Net asset value, end of year	$9.50	$9.58	$10.24	$10.00	$9.71
Total return (%)	2.74[5]	(2.60)	6.68	7.42	3.96

Ratios and supplemental data					
Net assets, end of year (in thousands)	$1,996	$2,045	$2,113	$2,098	$2,042
Ratio of expenses to average net assets[1] (%)	1.14[5]	1.13	1.13	1.12	1.28
Ratio of net investment income to average net assets (%)	4.35[5]	4.02	4.09	4.29	4.12
Portfolio turnover (%)	6	14	30	15	21

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights • unaudited (continued)

Selected data for a share outstanding for the periods indicated.

MISSOURI FUND

	Six Months Ended March 31,	Year Ended September 30,			
	2000	**1999**	**1998**	**1997**	**1996**
Net asset value beginning of year	$10.12	$10.87	$10.53	$10.22	$10.13
Investment operations:					
Net investment income	0.22	0.44	0.44	0.46	0.44
Net realized and unrealized gain (loss) on investments	(0.07)	(0.75)	0.34	0.31	0.09
Total from investment operations	0.15	(0.31)	0.78	0.77	0.53
Less distributions:					
From net investment income	(0.22)	(0.44)	(0.44)	(0.46)	(0.44)
Total distributions	(0.22)	(0.44)	(0.44)	(0.46)	(0.44)
Net asset value, end of year	$10.05	$10.12	$10.87	$10.53	$10.22
Total return (%)	3.16[5]	(2.95)	7.61	7.72	5.24

Ratios and supplemental data					
Net assets, end of year (in thousands)	$7,168	$7,686	$12,002	$10,553	$11,381
Ratio of expenses to average net assets[1] (%)	1.10[5]	1.10	1.09	1.02	1.34
Ratio of net investment income to average net assets (%)	4.50[5]	4.15	4.18	4.45	4.27
Portfolio turnover (%)	13	17	24	41	21

The Notes to Financial Statements are an integral part of these statements.

Selected data for a share outstanding for the periods indicated.

VIRGINIA FUND

	Six Months Ended March 31,	Year Ended September 30,			
	2000	**1999**	**1998**	**1997**	**1996**
Net asset value beginning of year	$11.13	$11.93	$11.56	$11.21	$11.12
Investment operations:					
Net investment income	0.25	0.49	0.50	0.52	0.51
Net realized and unrealized gain (loss) on investments	(0.11)	(0.80)	0.37	0.35	0.09
Total from investment operations	0.14	(0.31)	0.87	0.87	0.60
Less distribution:					
From net investment income	(0.25)	(0.49)	(0.50)	(0.52)	(0.51)
Total distributions	(0.25)	(0.49)	(0.50)	(0.52)	(0.51)
Net asset value, end of year	$11.02	$11.13	$11.93	$11.56	$11.21
Total return (%)	2.72[5]	(2.69)	7.66	7.95	5.50

Ratios and supplemental data					
Net assets, end of year (in thousands)	$28,253	$30,229	$32,612	$32,614	$33,340
Ratio of expenses to average net assets[1] (%)	1.02[5]	1.02	1.02	1.05	1.20
Ratio of net investment income to average net assets (%)	4.65[5]	4.22	4.28	4.55	4.53
Portfolio turnover (%)	13	27	32	28	28

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights • unaudited (continued)

Selected data for a share outstanding for the periods indicated.

NATIONAL FUND

	Six Months Ended March 31,	Year Ended September 30,			
	2000	**1999**	**1998**	**1997**	**1996**
Net asset value beginning of year	$10.30	$11.00	$10.62	$10.29	$10.21
Investment operations:					
Net investment income	0.21	0.42	0.42	0.44	0.45
Net realized and unrealized gain (loss) on investments	0.01	(0.70)	0.38	0.33	0.08
Total from investment operations	0.22	(0.28)	0.80	0.77	0.53
Less distribution:					
From net investment income	(0.21)	(0.42)	(0.42)	(0.44)	(0.45)
Total distributions	(0.21)	(0.42)	(0.42)	(0.44)	(0.45)
Net asset value, end of year	$10.31	$10.30	$11.00	$10.62	$10.29
Total return (%)	4.34[5]	(2.67)	7.66	7.70	5.17

Ratios and supplemental data					
Net assets, end of year (in thousands)	$22,553	$28,838	$25,607	$26,698	$29,286
Ratio of expenses to average net assets[1] (%)	1.07[5]	1.07	1.07	1.05	1.20
Ratio of net investment income to average net assets (%)	4.13[5]	3.87	3.91	4.20	4.32
Portfolio turnover (%)	44	35	20	44	39

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights • unaudited (concluded)

Selected data for a share outstanding for the periods indicated.

MONEY MARKET

	Six Months Ended March 31,	Year Ended September 30,			
	2000	**1999**	**1998**	**1997**	**1996**
Net asset value beginning of year	$1.00	$1.00	$1.00	$1.00	$1.00
Investment operations:					
Net investment income	0.01	0.02	0.03	0.03	0.03
Total from investment operations	0.01	0.02	0.03	0.03	0.03
Less distribution:					
From net investment income	(0.01)	(0.02)	(0.03)	(0.03)	(0.03)
Total distributions	(0.01)	(0.02)	(0.03)	(0.03)	(0.03)
Net asset value, end of year	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (%)	2.74[4,5]	2.49	2.75	2.71	2.63
Ratios and supplemental data					
Net assets, end of year (in thousands)	$6,345	$6,818	$7,270	$6,852	$7,499
Ratio of expenses to average net assets[1] (%)	0.76[4,5]	0.77[4]	0.85	0.83[2]	0.88[2]
Ratio of net investment income to average net assets (%)	2.77[4,5]	2.46[4]	2.70	2.68[3]	2.59[3]

[1] For the years ended September 30, 1997 and 1996, the ratio reflects fee paid indirectly.
[2] For the years ended September 30, 1997 and 1996, the ratio of expenses before expenses incurred and paid by the investment advisor to average net assets would have been 0.95% and 1.15%, respectively, for such years.
[3] For the years ended September 30, 1997 and 1996, the ratio of net investment income before expenses incurred and paid by the investment advisor to average net assets would have been 2.56% and 2.32%, respectively, for such years.
[4] See Note 3.
[5] Annualized.

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements (unaudited)

1. Summary of Significant Accounting Policies. Mosaic Tax-Free Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Trust maintains six separate funds (described in the following sentences and defined as the "Funds") which invest principally in securities exempt from federal income taxes, commonly known as "municipal" securities. The Arizona, Maryland, Missouri and Virginia Funds (the "State Funds") invest solely in securities exempt from both federal and state income taxes in their respective states. The National Fund invests in securities exempt from federal taxes. The National Fund and the State Funds invest in long-term securities. The Money Market invests in short-term securities and is priced according to the "penny rounding" method whereby the share price is rounded to the nearest cent to maintain a stable share price of $1.00. The State and National Funds' price per share fluctuates with the market value of the respective underlying portfolio of securities. Because the Trust is 100% no-load, the shares of each fund are offered and redeemed at the net asset value per share.

Securities Valuation: Securities having maturities of 60 days or less are valued at amortized cost, which approximates market value. Securities having longer maturities, for which market quotations are readily available are valued at the mean between their bid and ask prices. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith by the trustees. Investment transactions are recorded on the trade date. The cost of investments sold is determined on the identified cost basis for financial statement and federal income tax purposes.

Investment Income: Interest income, net of amortization of premium and original issue discount, and other income (if any) is recorded as earned.

Dividends: Net investment income, determined as gross investment income less expenses, is declared as a regular dividend each business day. Dividends are distributed to shareholders or reinvested in additional shares as of the close of business at the end of each month. Capital gain dividends, if any, are declared and paid annually. Additional distributions may be made if necessary.

Income Tax: In accordance with the provisions of Subchapter M of the Internal Revenue Code applicable to regulated investment companies, substantially all taxable income, if any, of each fund is distributed to its shareholders. Therefore, no federal income tax provision is required. As of September 30, 1999, capital loss carryovers available to offset future capital gains for federal income tax purposes were $239,047 for the Arizona Fund; $174,789 for the Maryland Fund; $117,536 for the Missouri Fund; $57,063 for the Virginia Fund; and $1,288,785 for the National Fund. The preceding carryovers expire from September 30, 2003 through September 30, 2004.

Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fees and Other Transactions with Affiliates. The investment advisor to the Trust, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc., ("the Advisor"), earns an advisory fee equal to 0.63% per annum of the average net assets of the State and National Funds and 0.5% per annum of the average net assets of the Money Market. The fees are accrued daily and are paid monthly.

3. Other Expenses. Effective October 1, 1997, all expenses and support services are provided by the Advisor under a Services Agreement for fees based on a percentage of average net assets that is accrued daily and paid monthly. This percentage is 0.48% for the Arizona Fund, 0.50% for the Maryland Fund, 0.46% for the Missouri Fund, 0.39% for the Virginia Fund, 0.44% for the National Fund and 0.35% for the Money Market. During the year-ended September 31, 1999 and the six-months ended March 31, 2000, $6,062 and $3,171 of this fee was irrevocably waived for the Money Market. Had this portion of the fee not been waived, the ratio of expenses and net investment income to average net assets would have been 0.8.6% and 2.37%, respectively for the year-ended September 31, 1999 and 0.86% and 2.67%, respectively for the six-months ended March 31, 2000. Pursuant to the Services Agreement, the Advisor retained Firstar Mutual Fund Services, LLC to serve as the Trust's transfer agent effective September 27, 1999.

The Advisor is responsible for the fees and expenses of trustees who are affiliated with the Advisor and certain promotional expenses.

4. Aggregate Cost and Unrealized Appreciation. The aggregate cost for federal income tax purposes and the net unrealized appreciation are stated as follows as of March 31, 2000:

	Arizona Fund	Maryland Fund
Aggregate Cost	$ 6,272,825	$ 1,982,680
Gross unrealized appreciation	$ 138,702	$ 25,885
Gross unrealized depreciation	(133,350)	(65,415)
Net unrealized appreciation (depreciation)	$ 5,352	$ (39,530)

	Missouri Fund	Virginia Fund
Aggregate Cost	$ 6,925,892	$28,074,074
Gross unrealized appreciation	$ 160,752	$ 523,757
Gross unrealized depreciation	(83,225)	(922,173)
Net unrealized appreciation (depreciation)	$ 77,527	$ (398,416)

	National Fund	Money Market
Aggregate Cost	$21,927,427	$ 6,237,988
Gross unrealized appreciation	$ 533,103	$ 2,764
Gross unrealized depreciation	(265,520)	(770)
Net unrealized appreciation	$ 267,583	$ 1,994

5. Net Assets. At March 31, 2000, net assets included the following:

	Arizona Fund	Maryland Fund
Paid in capital	$ 6,763,713	$ 2,210,395
Accumulated net realized losses	(294,985)	(174,951)
Net unrealized appreciation depreciation on investments	5,352	(39,530)
Total Net Assets	$ 6,474,080	$ 1,995,914

	Missouri Fund	Virginia Fund
Paid in capital	$ 7,332,412	$28,823,869
Accumulated net realized losses	(242,356)	(172,729)
Net unrealized appreciation (depreciation) on investments	77,527	(398,416)
Total Net Assets	$ 7,167,583	$28,252,724

	National Fund	Money Market
Paid in capital	$23,641,917	$ 6,346,262
Accumulated net realized losses	(1,356,620)	(3,360)
Net unrealized appreciation on investments	267,583	1,994
Total Net Assets	$22,552,880	$ 6,344,896

6. Investment Transactions. Purchases and sales of securities other than short-term securities, for the six-months ended March 31, 2000, were as follows:

	Purchases	Sales
Arizona Fund	$ 793,365	$1,499,538
Maryland Fund	122,799	153,019
Missouri Fund	910,708	1,115,971
Virginia Fund	3,572,241	4,556,615
National Fund	9,677,632	9,576,517

7. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares were as follows:

Arizona Fund	Six-Months Ended Mar. 31, 2000	Year Ended Sept. 30 1999
In Dollars		
Shares sold	$ 69,643	$ 475,384
Shares issued in reinvestment of dividends	115,355	254,345
Total shares issued	184,998	729,729
Shares redeemed	(840,397)	(1,641,817)
Net decrease	$ (655,399)	$ (912,088)
In Shares		
Shares sold	7,066	44,931
Shares issued in reinvestment of dividends	11,709	24,293
Total shares issued	18,775	69,224
Shares redeemed	(85,639)	(156,678)
Net decrease	(66,864)	(87,454)

Maryland Fund	Six-Months Ended Mar. 31, 2000	Year Ended Sept. 30 1999
In Dollars		
Shares sold	$ 151,883	$ 587,608
Shares issued in reinvestment of dividends	38,443	77,790
Total shares issued	190,326	665,398
Shares redeemed	(222,423)	(588,166)
Net increase (decrease)	$ (32,097)	$ 77,232
In Shares		
Shares sold	16,152	58,224
Shares issued in reinvestment of dividends	4,102	7,782
Total shares issued	20,254	66,006
Shares redeemed	(23,746)	(58,863)
Net increase (decrease)	(3,492)	7,143

Missouri Fund	Six-Months Ended Mar. 31, 2000	Year Ended Sept. 30 1999
In Dollars		
Shares sold	$ 95,672	$ 989,719
Shares issued in reinvestment of dividends	130,853	414,347
Total shares issued	226,525	1,404,066
Shares redeemed	(692,806)	(4,885,717)
Net decrease	$ (466,281)	$(3,481,651)
In Shares		
Shares sold	9,670	93,111
Shares issued in reinvestment of dividends	13,174	39,186
Total shares issued	22,844	132,297
Shares redeemed	(69,440)	(477,072)
Net decrease	(46,596)	(344,775)

Virginia Fund	Six-Months Ended Mar. 31, 2000	Year Ended Sept. 30 1999
In Dollars		
Shares sold	$ 2,472,023	$ 3,892,739
Shares issued in reinvestment of dividends	556,693	1,134,905
Total shares issued	3,028,716	5,027,644
Shares redeemed	4,691,472	(5,191,738)
Net decrease	$(1,662,756)	$ (164,094)
In Shares		
Shares sold	227,941	333,387
Shares issued in reinvestment of dividends	51,205	39,186
Total shares issued	279,146	431,124
Shares redeemed	(432,690)	(448,179)
Net decrease	(153,544)	(17,055)

National Fund	Six-Months Ended Mar. 31, 2000	Year Ended Sept. 30 1999
In Dollars		
Shares sold	$ 1,354,519	$ 3,151,849
Shares issued in reinvestment of dividends	4,868,593	796,850
Total shares issued	1,767,003	3,948,699
Shares redeemed	(2,082,118)	(5,113,189)
Net increase	$ (315,115)	$(1,164,490)
In Shares		
Shares sold	133,305	289,814
Shares issued in reinvestment of dividends	40,499	78,677
Total shares issued	173,804	368,491
Shares redeemed	(204,770)	(478,188)
Net decrease	(30,966)	(109,697)

Money Market	Six-Months Ended Mar. 31, 2000	Year Ended Sept. 30 1999
In Dollars		
Shares sold	$ 3,552,347	$ 4,977,145
Shares issued in reinvestment of dividends	86,553	160,223
Total shares issued	3,638,900	5,137,368
Shares redeemed	4,113,109	(5,583,499)
Net decrease	$ (474,209)	$ (446,131)
In Shares		
Shares sold	3,552,347	4,977,145
Shares issued in reinvestment of dividends	86,553	160,223
Total shares issued	3,638,900	5,137,368
Shares redeemed	4,113,109	(5,583,499)
Net decrease	(474,209)	(446,131)

The Mosaic Family of Mutual Funds

Mosaic Equity Trust
Mosaic Investors Fund
Mosaic Balanced Fund
Mosaic Mid-Cap Growth Fund
Mosaic Foresight Fund

Mosaic Focus Fund

Mosaic Income Trust
Mosaic Government Fund
Mosaic Intermediate Income Fund

Mosaic Tax-Free Trust
Mosaic Tax-Free Arizona Fund
Mosaic Tax-Free Maryland Fund
Mosaic Tax-Free Missouri Fund
Mosaic Tax-Free Virginia Fund
Mosaic Tax-Free National Fund
Mosaic Tax-Free Money Market

Mosaic Government Money Market

For more complete information on any Mosaic Fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

Transfer Agent
Mosaic Funds
c/o Firstar Mutual Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701
888-670-3600

Telephone Numbers

Shareholder Service
Toll-free nationwide: **888 670 3600**

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: **800 336 3063**

MOSAIC FUNDS

6411 Mineral Point Road
Madison, Wisconsin 53705

www.mosaicfunds.com

SEC File Number 811-3486